                                    Filed by Chronimed Inc. pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934

                                                 Subject Company: Chronimed Inc.
                                                 Commission File Number: 0-19952

This filing relates to a planned merger between MIM Corporation ("MIM") and Chronimed Inc. ("Chronimed"), pursuant to the terms of an Agreement and Plan of Merger, dated as of August 9, 2004 (the "Merger Agreement"), by and among MIM, Corvette Acquisition Corp. (a wholly owned subsidiary of MIM) and Chronimed. The Merger Agreement is on file with the U.S. Securities and Exchange Commission ("SEC") as an exhibit to the Current Report on Form 8-K, filed by Chronimed on August 9, 2004 and is incorporated by reference into this filing.

                                    ********

CHRONIMED, INC. AUGUST 10, 2004 CONFERENCE CALL AND WEBCAST ON FISCAL 2004
RESULTS

                                    CHRONIMED

                          MODERATOR: HENRY BLISSENBACH
                                 AUGUST 10, 2004
                                   10:00 AM CT


Operator:                  Ladies and gentlemen, thank you for standing by.
                           Welcome to the Chronimed Fourth Quarter Results conference call. During the presentation, all participants will be in a listen-only mode.

                           Afterwards, we will conduct a question and answer session. At that time, if you have a question, please press the 1 followed by the 4 on your telephone. As a reminder, this conference is being recorded Tuesday, August 10, 2004.

                           I will now like to turn the conference over to Mr. Brad Schumacher, Director of Investor Relations. Please go ahead, sir.

Brad Schumacher:           Thank you and good morning. Joining me today are Hank
                           Blissenbach, Chronimed Chairman and Chief Executive
                           Officer, Greg Keane, Chronimed Chief Financial
                           Officer, and Brian Reagan, Chronimed's Vice President of Business Development.

                           Before we begin, I would remind all listeners that throughout this call, we will be making forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Our actual results may vary from these statements based on the types of circumstances described in greater detail in our publicly filed documents with the Securities Exchange Commission. I direct you to these documents to understand our business risks.

                           Today's call will consist of brief comments from Mr. Blissenbach, a financial review by Mr. Keane and closing comments from Mr. Blissenbach. We will then follow with a question and answer session.

                           I now turn the call over to Hank Blissenbach.

Hank Blissenbach:          Thank you, Brad, and good morning everyone. Thanks
                           for joining us. I'm pleased to report that we closed a very successful Fiscal Year 2004 with record fourth quarter results. We grew our revenue to all-time highs. We managed our margins successfully against reimbursement pressure, we did an excellent job of leveraging our business and we reported record profits.

                           Particularly impressive is the continued growth of our HIV business. Revenue from our HIV patients represents 54% of our total-year business, compared to 46% last year. Even without our extra week this year, as we discussed in our earnings release, Fiscal 2004 HIV revenue grew $97 million, or 49% over prior year. Fuzeon accounted for much of this growth.

                           Nonetheless, even without Fuzeon, which is now a part of our regular HIV service offering, our core HIV revenue grew 18% year-over-year. Our immunosuppressive business - or transplant business - continues to grow, particularly through our StatScript stores. Fiscal 2004 transplant revenue grew $14 million, or 16%, over prior year.

                           We are now providing medications for over 10,000 organ transplant recipients, representing almost 10% of that market.

                           Beyond HIV and transplant, we have been concentrating our biotech injectable sales efforts on rheumatoid arthritis, multiple sclerosis, and hepatitis c, which we are showing strong revenue results despite the decline in the market for new hepatitis c prescriptions.

                           Our combined Fiscal 2004 revenue for rheumatoid arthritis, multiple sclerosis, and hepatitis c increased $20 million, or 30% over the prior year. At the end of the fourth quarter, each of these chronic conditions account for more than 16% of our total business, which annualizes to almost $100 million of revenue.

                           As you likely already know, Aetna has decided to partner with Priority Healthcare for their specialty pharmacy business, with the transition targeted for sometime in mid-to-late calendar 2005, possibly more than a year from now. We have previously disclosed this risk and that we believe that we can grow revenue and earnings in Fiscal 2005 and beyond without this contract.

                           The specialty business is consolidating, as evidenced by Aetna's and other deals and by our merger with MIM. We are enthusiastic about our future, even more so as we partner with MIM going forward.

                           And with these comments, I'll turn it over to Greg now for his financial review. Greg?

Greg Keane:                Thanks, Hank. Overall, fourth quarter revenue and
                           earnings exceeded our recent guidance and street expectations. Let me walk through our financials and provide some insights into our performance for the fourth quarter, just the fourth quarter.

                           First, regarding revenue - our upward revenue trends in the past 12 quarters continue with reported June fourth quarter revenue of almost $158 million, an increase of 37% over last year's fourth quarter.

                           As previously discussed, our Fiscal 2004 fourth quarter included an extra week. Without that week, about $11 million of revenue, our fourth quarter year-over-year growth rate was a very healthy 27%. To improve comparability then, all of my revenue comparisons are on a normalized 13-week basis.

                           From a disease perspective, HIV and transplant revenue grew 45% and 9% respectively over last year's fourth quarter. From a mix perspective, HIV accounted for 54% or $79 million of Chronimed's revenue in the fourth quarter. Transplant accounted for 17% or about $25 million of our revenue in the fourth quarter. Other conditions treated primarily with biotech injectable medications accounted for the remaining 29%, or about $42 million of revenue.

                           From a distribution standpoint, between retail and mail service, the StatScript retail side of the business accounted for a little more than 59%, or $87 million of this quarter's revenue. Important to note same-store retail revenue, even after being adjusted for the extra week, grew a tremendous 30% over last year's fourth quarter.

                           The StatScript retail growth reported strong performance in both the HIV and transplant areas. The mail service side of the business accounted for the remaining almost 41%, or normalized, $60 million of this quarter's revenue. Mail service revenue grew approximately 23% over last year's fourth quarter. Our revenue increase was due mainly to HIV and the contribution from Fuzeon.

                           Moving to gross profits, total fourth quarter gross profit was reported at $16.8 million, which equates to approximately $15.6 million on a 13-week basis. The normalized dollar increase is about $1.7 million or 12% compared to the year-ago period.

                           The dollar increase in gross profit is due to revenue growth from Fuzeon and new HIV patients, growth in transplants, and in key injectable medications. Our fourth quarter gross margin rate was 10.7% compared with 12% for last year's June quarter. The gross margin rate for the most recent third quarter was 10.8%.

                           Both the third and fourth quarters of this year reflect the reduction in Medicare transplant reimbursement that began January of '04, the impact of Fuzeon revenue at a lower-than-average gross margin rate and general payer reimbursement reductions.

                           As our fourth quarter results indicate, we've been able to offset the negative impact of these reimbursement reductions by leveraging our increasing prescription volume, manufacturer contracts, and our therapy management programs.

                           With respect to our operating expenses, we continue to show the leveraging effects of volume as we grow. Overall, total reported spending increased 16% over last year's fourth quarter on a reported 37% increase in revenue.

                           As a percent of revenue, expenses were 8.6%, significantly favorable to last year's rate of 10.2%. This 160 basis point improvement comes during a year in which we've increased our investment in sales and marketing by more than 15 basis points and about $2 million.

                           Income from operations was reported at $3.2 million or exactly 2% of revenue for the fourth quarter. On a 13-week normalized basis, income from operations would have been about $2.8 million, still an increase of 29% over the same period a year ago.

                           Our reported net income per share was 16 cents this quarter, compared to 11 cents in the prior year and on a normalized 13-week basis this quarter's net income per share would have been about 14 cents, a very nice increase over last year.

                           Turning to the balance sheet at the end of June, we had $57 million of working capital and about $95 million in shareholders' equity. We have steady cash balances with cash and investments now of about $18 million. Again, no borrowings on our $30 million line of credit and no long-term debt.

                           We continued to have strong working capital performance in the fourth quarter. We recorded an excellent eight days of inventory on hand at the end of the June quarter, which translates to about 45 turns a year, and we again reported receivables day sales outstanding of better than 30 days.

                           So let me close with a short message. We delivered record P&L and balance sheet performance for both the quarter and the year.

                           I'll now turn the call back to Hank. Hank?

Hank Blissenbach:          Thanks, Greg. We definitely had an excellent year. We
                           delivered. We grew the business in an increasingly competitive environment. And we leave Fiscal 2004 with great momentum and with plenty of opportunities to deliver even stronger performance in Fiscal 2005.

                           As I'm sure you now know, we enter Fiscal 2005 with a potential new partner, MIM Corporation. In earlier communications, we announced that we had signed a definitive agreement to merge Chronimed with MIM Corporation, subject to shareholder and regulatory approvals.

                           This merger will create a stronger, more vibrant specialty pharmacy company with an existing PBM platform ready to tackle the continuing health care challenge of better services and better health outcomes at lower prices.

                           I'd like to make a few comments on the financial guidance provided in yesterday's merger announcement. The $35 million EBITDA estimate represents what we believe is a conservative, achievable number in Calendar 2005, excluding any smaller acquisitions that may have been contemplated by us prior to this deal.

                           As a benchmark, reported EBITDA for the last 12 months for Chronimed and MIM totaled about $28 million. For Chronimed, this includes a full year of financial contribution from our Aetna relationship, which as you know will be winding down during Calendar 2005, as well as the contribution associated with our extra 53rd week in our Fiscal 2004 year that just ended.

                           We are confident in the achievability of the $10 million in total synergies from this combination. But the timing of those synergies as well as associated costs to achieve them are difficult to predict at this point of time.

                           The work done by our integration team in the coming weeks will help to clarify these and other issues and we will be back to you with a more refined view of the very positive financial picture we believe this merger will create as soon as this work is completed.

                           I'd also like to assure you that I have spent a significant amount of my time focused on the organizational aspects of this transaction. Our ability to execute on-the-job of combining Chronimed and MIM will be directly impacted by my ability as CEO to create an effective and efficient organization.

                           I am confident that the management team which will be comprised of key members of each organization will work together to deliver results.

                           As I now turn the call over to questions and answers, please note that this conference call is intended to address Chronimed's recent earnings performance. If you could, please try to limit your questions to Chronimed's recent business and financial performance. Thank you. Operator?

Operator:                  Thank you.  Ladies and gentlemen if you would like to
                           register a question please press the 1 followed by the 4 on your telephone. You will hear a three tone prompt to acknowledge your request.

                           If your question has been answered and you would like to withdraw your registration, please press the 1 followed by the three. If you are using a speakerphone please lift your handset before entering your request.

                           One moment please for the first question.

                           Our first question comes from the line of Brooks O'Neil from Dougherty. Please proceed with your question.

Brooks O'Neil:             Good morning.  I'll attempt to follow your
                           instructions regarding questions on the Chronimed business.

                           First now that the Aetna contract appears likely not to be renewed, perhaps you could give us a little bit more detail about what that business looks like in terms of what the annualized revenues might be here as of the fourth quarter? What the operating margin might look like on that business.

Hank: Brooks I'm going to have Greg tell you what we have said about Aetna publicly in the past. I'm not sure that will fully answer your question but it's as much as I think we're prepared to say.

Greg Keane:                Yes, I think as you'll look at our past Qs and Ks you
                           won't see anything inconsistent with what we'll have in this filed Q and K. Now Aetna as you know has represented on the order of 19% or 20% of our total revenue which on an annualized basis is about $100 million.

                           To your question, the fourth quarter was in the neighborhood of $25 million. Looking forward we don't know as we disclosed earlier, when or how it might transition down. So obviously we all want to be able to predict looking forward.

                           At this point, you know, frankly on one side it could be more than a year before we see the effect. On the other side, it could be literally the beginning of January which is what we've based all of our assumptions around.

                           Brooks, we have not shared specifically the gross margin and operating margin. But obviously as we work through this we're going to look hard at replacing the business. And look hard at managing our expenses.

Brooks O'Neil:             Okay, that's helpful. Secondly obviously both you and
                           others in the industry have experienced some pricing pressures. And those are expected to continue. Are there things you think you can do sort of on the Chronimed side that might have a positive effect on your gross or operating margins going forward?

Hank Blissenbach:          Well I think sort of going back to the reasons for
                           trying to merge two companies together is, you know, the one key factor is just leveraging. The ability to bring more business which will be coming in at lower reimbursement. But at significantly less operating expenses than we would have before. So that's really one.

                           Secondly as you go to the next place for relief which is purchasing power. And as you know when we grow from a $550 million company to a billion dollar company, billion dollar plus, our purchasing power with both wholesalers and manufacturers increases significantly.

                           I think you - you know if I could just say Brooks, I think you hit the nail right on the head as to what is the catalytic reason for companies needing to get bigger, and needing to get bigger faster is because of the reimbursement pressure.

                           And the easiest way or the only way really to deal with that is to be able to increase your purchasing power and leverage your operating expenses in the business.

Brooks O'Neil:             Okay, that makes a lot of sense to me. Just one last
                           question, I'm curious - I have some sense that you have won at least one important new manufacturing contract. I sense it may be in the area of nephrology.

                           Could you provide any additional color on that contract or on others you see in the pipeline that might be relatively near term?

Greg Keane:                Well we haven't made an announcement on it.  Quite
                           frankly I'm not quite sure why we haven't. I guess we just haven't. It is in the nephrology area. It does have to do with a new product for dialysis patients for hyperparathyroidism.

                           And yes it is a new contract. And we are one of the few -- (Brian) do you remember how many distributors -- one of three distributors for the product in the country.

Brooks O'Neil:             Any other...

Greg Keane:                We've got recent numbers...

Brooks O'Neil:             ... new contracts that either you won or that might
                           be in the relatively near-term pipeline that we can look forward to?

Hank Blissenbach:          I'm sorry.  What did you say?

Greg Keane                 At this time do we have an active payer or
                           manufacturer pipeline.

Greg Keane:                The answer is yes.

Hank Blissenbach:          Oh yes, yes we do.

Hank Blissenbach:          Right, right.

Hank Blissenbach:          I'm not sure if we are planning on announcing it
                           quite honestly. We've been moving ahead with this as is. There's a little bit of sensitivity I guess on the part of the manufacturer with us putting an announcement out.

                           We've been moving forward with this. We're doing a product that has been on the market now for three months I guess. And we've been selling a fair amount of it through our system.

Brooks O'Neil:             Great.  Okay thanks a lot.

Hank Blissenbach:          Thank you.

Operator:                  Ladies and gentleman as a reminder to register for a
                           question, please press 1- 4.

                           Our next question comes from the line of Brooks O'Neil from Dougherty. Please proceed with your question.

Brooks O'Neil:             Sorry guys, I assume since no one else wanted to ask
                           you a question, I'll ask you a couple more. You know, at the risk of stepping over the line here, I'm just curious Hank. Rich made it pretty clear that you were going to run the new company.

                           And obviously you haven't said a whole lot about the composition of the management team or where you plan to base operations. But I'm assuming that you might, given the strength of the operating performance of Chronimed, build your team around people you're already working with. And maybe keep a good portion of it here in Minnesota.

Hank Blissenbach:          Yes I think that's a fair assessment. You know, we've
                           spent a significant amount of time on that situation.
                           You heard yesterday on the call Rich made it pretty clear that I would be running the company as the CEO which is the right way and the only way that you can do it.

                           Headquarters is right now listed as in New York. I'm not sure to me it makes any difference where realistically the headquarters is located. The management team will be comprised of individuals from both organizations.

                           But, you know, some of the management team are on the sales side. Some of them are other pieces that don't necessarily have to be in Minneapolis, could be in Minneapolis. But, you know, once again, you know, even if the members of the management team are not living in Minneapolis, they'll be spending an inordinate amount of their time in Minneapolis.

                           And, you know, Rich knows that my management style is to have my management team with me. And you are correct, we've worked hard to build a good management structure and culture here at Chronimed. And we intend to carry that over to our go forward with Bioscrip.

Brooks O'Neil:             That's great. Just one little detail question, I
                           notice that the bad debt expense popped up quite a bit here in the fourth quarter. And I assuming perhaps you used the strength in the rest of the business to perhaps be a little aggressive on that line item? Or is there some fundamental increase in your experience there?

Greg Keane:                Brooks it's - at the moment if you take a look at it,
                           it's about eight-tenths of a point of revenue. And we've been running a little lower than that in the past.

                           Don't forget there's an extra week of revenue, about 11 million bucks that causes the comp to be up about $100,000.

Brooks O'Neil:             Okay.

Man: But even without that, we applied the same approach, the same aging review and reserve approach. And it resulted in a slight up-tick.

Brooks O'Neil:             Okay.  So no big change but maybe a little bit more
                           little higher expense level going forward?

Greg Keane:                You know, frankly I think if you sat in the chair of
                           CFO, there tends to be maybe a little more aggressive write-off activity at year end. It will cause the view of bad debt at the moment in time just to bounce up just a little.

Brooks O'Neil:             Sure, I understand that completely.

Greg Keane:                There's certainly no alarm there at all.  It's a
                           normal reserve and accrual position at this point.

Brooks O'Neil:             Sure.  Any plans for additional StatScript stores
                           going forward. Or any thoughts about, you know, when you look at the configuration of distribution capacity you have today. Any opportunities for rationalization or need for facilities in particular geographic locations?

Hank Blissenbach:          Well I think with regard to the StatScript stores,
                           you know, there are, as we've said before, there are some areas of the country that are reasonable places for us to look at StatScript stores.

                           One of the positives that the combined entity brings to us is a location in New Jersey which we do not currently have. There's another location in the Bronx. And so that - certainly New Jersey provides us with a location that we were going to need because we do a fair amount of Medicaid business in the State of New Jersey already.

                           And we have been doing it under an agreement with the State of New Jersey for a short period of time because we're in New York. But we were getting the sense that they were going to kind of force us to go back to New Jersey to get a license in New Jersey.

                           So we take care of it with that. There's other places that we'll be looking at as well, doing that in conjunction. But, you know, our primary focus over the next several months is going to be the integration of the integration plan to bring these two companies together after the close.

Brooks O'Neil:             That's great.  Thanks a lot.  Maybe somebody else has
                           a question.

Hank Blissenbach:          Thanks Brooks.

Operator:                  Our next question comes from the line of Anne Barlow,
                           Southwest Securities.

                           Please proceed with your question.

Kyle Turner:               Yes, hi this is Kyle Turner on the line for Anne. And
                           have a couple of merger-related questions since the Chronimed specific questions seem to at an end.

                           On the call yesterday it was indicated that there was no collar in place to ensure a minimum value for Chronimed shareholders. So my first question is why you chose to structure the deal that way without a collar?

                           And then also would there be a hypothetical MIM share price where the deal would no longer make sense and you might consider walking away?

Hank Blissenbach:          I'm going to have Brian answer the first one.  And
                           I'm not sure if Henry's going to answer the second one. I'll be kind of looking forward to that myself.

Brian Reagan:              We considered different structure options in terms of
                           the agreement between the two companies. And for a variety of reasons at the end of the day felt that this fixed exchange rate structure was the most viable structure for this transaction.

                           As it relates to the second part of your question...

Henry Blissenbach:         I can answer that, there is no price that we would
                           consider walking away.

Kyle Turner:               Okay.  Well great, thank you all very much.

Operator:                  Mr. Blissenbach there are no further questions at
                           this time. Please continue with your presentation or closing remarks.

Hank Blissenbach:          Okay thank you.  So now as we close I'll remind you
                           that everyone can listen to a recording of this conference call beginning at 1:00 pm today Eastern time and extending for 24 hours.

                           You can access the recorded call by dialing
                           1-800-633-8284 and then the reservation number 21204996.

                           You may also access the recorded call through our Web site at www.chronimed.com. I also encourage you to listen to today's earlier conference call about our managed merger with MIM - of our announced merger with MIM.

                           Thanks for joining us today and thank you for your continuing support for Chronimed. Have a good day.

Operator:                  Ladies and gentlemen that does conclude the
                           conference call for today. We thank you for your participation and ask you to please disconnect your line.

                                    ********


FORWARD LOOKING STATEMENTS

This communication may contain statements that constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the intent, belief or current expectations of MIM and Chronimed and their respective directors and officers with respect to the future operating performance and ability to derive cost reductions, operating efficiencies and synergies. Investors are cautioned that any such forward looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward looking statements as a result of various factors. Important factors that could cause such differences are described in the periodic filings by MIM and Chronimed with the SEC.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This communication may be deemed to be solicitation material in respect of the merger of MIM and Chronimed. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF MIM AND SHAREHOLDERS OF CHRONIMED ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of MIM and shareholders of Chronimed. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN THE DOCUMENTS FREE OF CHARGE AT THE SEC'S WEB SITE, WWW.SEC.GOV, FROM MIM INVESTOR RELATIONS AT 100 CLEARBROOK ROAD, ELMSFORD, NY 10523, OR FROM CHRONIMED INVESTOR RELATIONS AT 10900 RED CIRCLE DRIVE, MINNETONKA, MN 55343.

PARTICIPANTS IN SOLICITATION

MIM, Chronimed and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of merger. Information concerning MIM's participants is set forth in the proxy statement, dated April 23, 2004, for MIM's 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Chronimed's participants is set forth in the proxy statement, dated October 7, 2003, for Chronimed's 2003 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of MIM and Chronimed in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.